AMERICAN RESIDENTIAL PROPERTIES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in thousands)

	Year ended December 31,	Period from March 30, (inception) to December 31,
	2013	2012
Earnings:
Loss from continuing operations before equity in net income of unconsolidated ventures	$(25,411)	$(6,321)
Fixed charges	5,285	27
Total Earnings available for fixed charges	$(20,126)	$(6,294)

Fixed Charges:
Interest expense	$3,385	$—
Amortization of debt issuance costs	1,728	—
Portion of rental expense which represents interest factor	172	27
Total Fixed Charges	$5,285	$27
Ratio of earnings to fixed charges	*	*
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*	Earnings for the year ended December 31, 2013 and the period from March 30, 2012 (inception) through December 31, 2012 were insufficient to cover fixed charges by $25,411 and $6,321, respectively.